UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 25 February 2026, London UK

GSK enters agreement to acquire 35Pharma Inc.

●     Acquisition includes HS235, a potentially best-in-class activin signalling inhibitor in clinical development for treatment of cardiopulmonary diseases
●     HS235 offers potential to treat pulmonary hypertension (PH) patients while reducing the risk of bleeding and providing unique metabolic benefits compared to existing therapies
●     HS235's profile bolsters an emerging pipeline of products with protective benefits on metabolic and vascular function, providing scalable opportunities in GSK's Respiratory, Immunology and Inflammation (RI&I) portfolio

GSK plc (LSE/NYSE: GSK) today announced that it has entered an agreement to acquire 35Pharma Inc., a Canada-based, private, clinical-stage biopharmaceutical company specialised in the development of novel protein-based therapeutics. The acquisition includes HS235, a potential best-in-class investigational medicine that has completed phase I healthy volunteer clinical trials with studies to start imminently in pulmonary arterial hypertension (PAH) and pulmonary hypertension due to heart failure with preserved ejection fraction (PH-HFpEF).

PH is a progressive, life-shortening disease marked by high blood pressure in the lungs. Early symptoms are breathlessness, fatigue and chest pain leading to heart failure as the disease progresses. It affects approximately 82 million people worldwide across multiple disease forms, yet treatment options remain limited and the five-year survival rate is only around 50%.1,2 By 2032, the global market for PH therapies is forecast to reach $18 billion, with activin signalling inhibitors expected to account for 50% of this.3

HS235 targets the activin receptor signalling pathway, a clinically validated therapeutic target in PAH. HS235 is designed with enhanced selectivity, reducing binding to BMP9 and BMP10 - ligands associated with adverse events such as bleeding and telangiectasia (broken blood vessels). By potentially lowering the risk of bleeding, HS235 may address a key limitation in current PH treatment, particularly as a significant proportion of patients require concomitant anticoagulant or antiplatelet therapy.

The underlying mechanism of HS235 offers the potential for broad metabolic benefits, including fat-selective weight loss, preservation of lean mass, and improved insulin sensitivity, supported by beneficial changes in inflammation and adipokines (fat hormones) observed in early clinical studies. These attributes may offer additional clinical and commercial value given the high prevalence of obesity and insulin resistance in the PH population.

Tony Wood, Chief Scientific Officer, GSK, said: "Pulmonary hypertension affects millions of people worldwide, yet patients are underserved. We're delighted to add HS235 to our pipeline, a potential best-in-class medicine with a differentiated profile to reduce risk of bleeding and provide potential metabolic benefits clinically relevant to PH patients. HS235's potential protective effects on vascular function, alongside potential benefits on fat-derived markers of metabolism and inflammation, also offer new development opportunities within our RI&I portfolio to achieve broader coverage across the metabolic, inflammatory, vascular and fibrotic drivers of multiple chronic diseases that affect the lung, liver and kidney."

Ilia Tikhomirov, CEO, 35Pharma, said: "In recent years, we witnessed a revolution in our understanding of pulmonary hypertension and how this life-threatening disease could be reversed. We are pleased to be combining our efforts with GSK, a leader in respiratory and inflammatory drivers of disease, who shares our vision of HS235's potential to transform the treatment of this debilitating condition."

Financial considerations
Under the terms of the agreement, GSK will acquire 100% of the equity of 35Pharma Inc. for $950 million, payable in cash at closing.

This transaction is subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US and the Competition Act in Canada, along with a filing under the Investment Canada Act.

About pulmonary hypertension
There are different types of PH such as Pulmonary Arterial Hypertension (PAH) and PH due to Heart Failure with preserved Ejection fraction (PH-HFpEF). PH is treated in specialised academic centres by pulmonologists and cardiologists, where PH programs sit within larger lung, respiratory and critical care centres. Around 82 million people worldwide are affected by PH and in the US, the addressable patient population for PAH and PH-HFpEF is approximately 100,000 people.1,4,5

About 35Pharma Inc.
35Pharma is a clinical-stage biopharmaceutical company developing novel TGF-beta superfamily therapeutics. 35Pharma's lead candidate, HS235, is being developed for the treatment of cardiopulmonary diseases with clinical trials initiated in Pulmonary Arterial Hypertension and PH due to Heart Failure with preserved Ejection fraction. For more information visit www.35pharma.com

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q4 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
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WC1A 1DG

References
1. Humbert, M. et al. (2022) 2022 ESC/ERS Guidelines for the diagnosis and treatment of pulmonary hypertension, European Heart Journal, 43(38), pp. 3618-3731. doi:10.1093/eurheartj/ehac237.
2. Caravita S, Faini A, D'Araujo SC, et al. Clinical phenotypes and outcomes of pulmonary hypertension due to left heart disease: Role of the pre-capillary component. PLOS ONE. 2018;13(6):e0199164. doi:10.1371/journal.pone.0199164.
3. Evaluate Pharma consensus estimate; accessed Feb 2026.
4. Leary, Peter J et al. The Lancet Respiratory Medicine, Volume 13, Issue 1, 69-79.
5. GSK Internal data.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 25, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc